SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02,558,115/0001-21
NIRE 33,300,276,963

CALL NOTICE – ANNUAL/EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in Section 124 of Law 6,404/76, to attend to the Company’s Ordinary and Extraordinary Shareholders’ Meeting to be held on April 11th, 2008, at 11:00 am, at the Company’s head office, located at Avenida das Americas, nº 3434, bloco 1, Barra da Tijuca, Rio de Janeiro (RJ), in order to resolve on the following Agenda:

(1) to resolve about the management’s report and the financial statements of the Company for the year ended December 31st, 2007; (2) to resolve about the proposal for the allocation of the results related to 2007 fiscal year and distribution of dividends by the Company; (3) to resolve about the management proposal for the Company’s capital increase; (4) to elect of regular and alternative members of Statutory Audit Committee and consider the proposed compensation of those members; (5) to resolve about the proposed compensation of the management of the Company for the year 2008; and (6) to resolve about the change of the journal for legal publications of the Company.

General Instructions:

The documents pertinent to the matters to be analyzed and discussed at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office, as well as in its website (www.timpartri.com.br).
The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions of Section 126 of Law 6,404/76 and the sole paragraph of Section 15 of the By laws. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s head office the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts relating to the appointment, as the case may be, and the representative’s identification document, in up to 02 (two) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least 05 (five) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Department, Mr. Gianandrea Castelli Rivolta, Avenida das Américas, nº 3434, bloco 1, 6º andar, Zip Code: 22.640 -102, Barra da Tijuca, Rio de Janeiro (RJ).

Rio de Janeiro (RJ), March 24th, 2008.

Giorgio della Seta Ferrari Corbelli Greco
Chairman of the Board of Directors

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 25, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.